Mail Stop 4561

May 8, 2007

Dev Ittycheria
President and Chief Executive Officer
BladeLogic, Inc.
10 Maguire Road, Building 3
Lexington, Massachusetts 02421

Re: BladeLogic, Inc.
**   Registration Statement on Form S-1**
**   Filed on April 5, 2007**
**   File No. 333-141915**

Dear Mr. Ittycheria:

    We have reviewed your Form S-1 and have the following comments in addition to the comments relating to financial matters issued in our letter dated May 4, 2007. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We will process your amendments with price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon. We remind you that Rule 430A does not allow for the omission prior to effectiveness of the number of shares to be offered, or any amounts that may be computed based on an assumed offering price selected from the offering price range. See Section II.A.7 of Release No. 33-6714. Additionally, please advise as to the basis for omitting the quantitative information regarding director

compensation from page 71. Note that the preliminary prospectus must contain all information except that which may be excluded under Rule 430A.

2. We note that you intend to file certain exhibits by amendment. Please allow the staff sufficient time to review the exhibits by filing them as soon as possible.

Inside Cover Page

3. We note that you have included a graphic and that the language in the center of the graphic on the inside cover page is difficult to read. Please provide us with a clear copy of the graphic for our review.

Summary

4. Please provide verifiable support for your claims here, in Management's Discussion and Analysis and in the Business section that BladeLogic is a "leading provider of data center automation software to enterprises, service providers, government agencies and other organizations in North America, Europe and Asia" and "a leading supplier of data center automation and management software." Provide concise disclosure of the basis upon which you conclude you are a leader. For example, if you hold a dominant market share or were among the first companies to develop or introduce a new and improved technological product, summarize such a basis for your conclusion that you are superior to the bulk of your competitors.

5. We note your discussion on page 1 regarding your strong financial results from 2004 to 2006. For balanced disclosure, include a discussion of your net losses during the same periods and your accumulated deficit.

6. We note your reference to industry data provided by the International Data Corporation and by Gartner here and in the business section. Please provide us with marked copies of the reports containing the data you cite. Tell us whether the information you attribute to IDC and to Gartner is available to the public generally or was commissioned specifically by you for your use.

Risk Factors, page 8

7. In addition, please note that the risk factors should be brief and specific to the facts and circumstances relating to BladeLogic and the data center automation software market. Some of your risk factors could apply to any business in any industry, such as the risk factors which read in part: "Our inability to identify, attract, train, integrate and retain highly qualified employees…" (page 10) and "We cannot predict our future capital needs…" (page17). Such risk factors should be revised to tie more specifically to the challenges faced by and the actual experience of the company. Where possible, please revise the disclosure to replace vague terms such as "a portion," "a significant portion" or "a

substantial portion" so that they are tailored to the facts of your company. For instance, you state on page 18 that you "expect to derive a portion of [y]our revenues from contracts with federal, state, local and foreign governments and government agencies." The disclosure should be revised to state what percentage, for example, of your revenues were derived from such contracts in the recent past.

8. We understand from Note 2 to the financial statements that two of your customers accounted for greater than 10% of your accounts receivables for the nine-months ended September 30, 2006. What consideration did you give to providing risk factor disclosure regarding the two customers who account for a substantial portion of your accounts receivables balance? It would appear that a risk factor naming these customers and discussing the concentration of credit risk associated with these accounts is warranted as is a corresponding discussion in the business section regarding your dependence on these income sources.

Use of Proceeds page 25

9. We note that after redeeming and canceling all of the shares of the Series A redeemable preferred stock, you will use the remaining net proceeds for "general corporate purposes, including strategic acquisitions or investments." Disclosure in the filing suggests that you should be more specific as to the use of these proceeds. For example, it appears from the summary that you have specific plans to develop your existing products and to introduce new products and to invest "significant" in software research and development (see pages 3 and 13). You further discuss the need to hire, as your business grows, "a significant number" of new employees both in the U.S. and abroad (see page 10). It appears from the rest of your prospectus disclosure that an investor could reasonably assume you have performed studies and made preliminary decisions with respect to the best use of capital resources. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

General

10. We note from your risk factor disclosure that the company is anticipating significant cost increases associated with its internal control over financial reporting in anticipation of complying with Section 404 of the Sarbanes-Oxley Act. If the cost of maintaining compliance with Section 404 is expected to be significant, discuss the impact of compliance on results of operations and liquidity. We refer you to Item 303 of Regulation S-K.

11. Given the recent growth in revenues, geographic expansion and headcount you have experienced, please specify to the extent possible which of your locations received new hires. For example, you indicate under Research and Development on page 41 that you increased headcount by 28 employees in your "product and development organizations." Clarify how these new hires were distributed among your international operations. Please

expand your MD&A section to explain more precisely the direction of the geographic growth your company is experiencing.

Business, page 54

12. We note your statements here and in the summary section that you service federal, state and local government agencies as well as foreign governments. Please discuss whether any material portion of your business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of these agencies. See Item 101(c)(1)(ix) of Regulation S-K.

13. Please include information in the business section pursuant to Item101(d) of Regulation S-K for geographical information. Alternatively, you may include a cross-reference to the note to the financial statements that addresses geographical information.

14. Please explain how "virtual servers" fit into your business strategy and how their existence is "compounding the increase in physical servers" (see page 55). Clarify whether you currently use this technology with your customers and if so, how you use it.

15. Please include a discussion of the financial information based on geographic areas. See Item 101(d)(2).

16. Clarify your reference to your "installed base" on page 63 as it relates to the number of customers. In this regard, clarify whether the 200 customers refer to active or current customers or whether that number refers cumulatively to the number of systems you have installed to date.

17. Please describe how your approach to managing the data center is "fundamentally different" from that of your competitors.

Competition, page 64

18. Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect. For instance, you state that you compete favorably on all five of the bullet point items you listed as competitive factors on page 65. Please expand the discussion to give readers a better understanding of what your competitive strengths and weaknesses are and how you fare against such competitors as Hewlett-Packard and IBM, for example. Stating that you "compete favorably on the basis of these competitive factors" is not a meaningful discussion of your competitive position.

Principal Stockholders, page 84

19. Please provide the information specified by Item 403(a) of Regulation S-K regarding share ownership with respect to each holder of more than five percent of any class of voting

securities, including each class of preferred stock that is a class of voting securities. Note also that this information should be provided in the tabular format indicated including the percent of class information.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Furnish requests for acceleration on behalf of the company and the underwriters at least two days prior to the requested effective date. Refer to Rules 460 and 461 of Regulation C of the Securities Act of 1933 and Rule 15c2-8 of the Securities and Exchange Act of 1934 regarding distribution of the preliminary prospectus, requests for acceleration and notification of NASD review and concurrence.

Please address all other comments to Maryse Mills-Apenteng at 202-551-3457, or if you require further assistance, to me at (202) 551-3462. If you thereafter require additional assistance you may contact the Assistant Director, Barbara C. Jacobs, at 202-551-3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: 617-523-1231
        Michael S. Turner, Esq.
        Goodwin Procter LLP